March 9, 2021

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century Asset Allocation Portfolios, Inc. (the “Registrant”)
    File Nos. 333-116351; 811-21591

Dear Ms. Stojic:

This letter responds to your comment we discussed on March 8, 2021, relating to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement (the “Amendment”), filed on December 10, 2020, for the principal purpose of adding the following new series: One Choice Blend+ 2015 Portfolio, One Choice Blend+ 2020 Portfolio, One Choice Blend+ 2025 Portfolio, One Choice Blend+ 2030 Portfolio, One Choice Blend+ 2035 Portfolio, One Choice Blend+ 2040 Portfolio, One Choice Blend+ 2045 Portfolio, One Choice Blend+ 2050 Portfolio, One Choice Blend+ 2055 Portfolio, One Choice Blend+ 2060 Portfolio and One Choice Blend+ 2065 Portfolio.

For your convenience, we restate your comment prior to our response:

1.Comment: Please revise the prospectus to make clear that One Choice Blend+ 2015 Portfolio and One Choice Blend+ 2020 Portfolio (each a “Fund”) have each passed their respective target date and that new investments in each Fund will be made after the target date.

Response: We have revised prospectus disclosure pertaining to One Choice Blend+ 2015 Portfolio as highlighted below to indicate that any new investments in the Fund will be made after the target date. Furthermore, the additional edits as reflected below infer that the target date is in the past and that the Fund is generally intended for investors that retired (past tense) around 2015. Conforming changes were also made to the disclosure for One Choice Blend+ 2020 Portfolio.

The target date in the fund name (2015) refers to the approximate year an investor retired. ~~plans to retire and likely would stop making new~~
~~investments in the fund~~ Any new investments in the fund are being made after the target date. The target date does not necessarily represent the specific year you expect to need your assets. It is intended only as a general guide and assumes a retirement age of 65. The fund ~~assumes a retirement~~

~~age of 65 and~~ may not be appropriate for an investor who ~~plans to~~ retired at or near the target date, but at an age well before or after 65. …

If you have any questions with regard to the above responses, please contact the undersigned at Vincent_Lewis@americancentury.com or 816-340-3456.

Sincerely,

/s/ Vincent Lewis
Vincent Lewis
Corporate Counsel